Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: June 25, 2021

On April 18, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview with Brian Sozzi and Myles Udland of Yahoo! Finance. A copy of the transcript of the interview is set forth below:

Yahoo! Finance Interview – Adam Sachs

Sunday, April 18, 2021

Yahoo! Finance Interview – Adam Sachs	April 18, 2021

Brian Sozzi (00:00:04):

Surgical robotics company, Vicarious Surgical, said today that it will merge with SPAC D8 Holdings Corp., valuing the healthcare play at $1.1 billion. The company’s robot has arms that help replicate human motion during surgery and has some well-known backers, including Yahoo co-founder, Jerry Yang, and Microsoft founder, Bill Gates. Joining us now is Vicarious Surgical's co-founder and CEO, Adam Sachs. Adam, congratulations on the deal. So let's start with this. You have what is called a FDA breakthrough designation. What does that allow you to do? And when do you anticipate full FDA approval for your robot?

Adam Sachs (00:00:40):

Yeah, so, first, thank you guys so much for making the time. So, we're incredibly excited about this transaction today, of course. And the breakthrough designation specifically was granted to us after careful review from the agency, and it essentially means that they've looked at the details of what we're doing and they're confident that our core technology is different in a fundamental way that will actually provide better outcomes for patients, right? This means that the things that we've done from an engineering perspective, the things that we've invented, will actually enable better outcomes. So, from a regulatory standpoint, you know, the agencies created this program in order to work closely with us in order to ensure that our device is safe, effective and gets to the market as quickly as possible, and we're going to work with them to do exactly that. We anticipate filing with the FDA in late 2023.

Myles Udland (00:01:38):

So, you know, Adam, we see the road map, you know, in the presentation of when this is going to, you know, maybe be actually carrying out some surgeries, but maybe we could take a step back and if you could just outline for us what the state of robotics in, you know, surgery rooms is like today. What's available? What's not? What are people working on, and how do you guys see the future of surgery, if we want to think about it that way? How do you see that evolving over the coming decades?

Adam Sachs (00:02:04):

Yeah, it's a really good question. So, if it's OK with you, I'd like to actually even take a step back before robotics and talk about the history of surgery here, because it really starts with open surgery. Surgeons would actually take a scalpel, make a large incision, a path across patients’ abdominal wall, and quite literally open up the patient.

And, of course, this allows the surgeon to do the procedure, but the incision itself causes most of the injury to the patient. So, that's what minimally invasive surgery is all about. Laparoscopy - three to five small incisions, 1.5 centimeters across - where you can insert these long, slender instruments into the abdominal cavity and pivot about the abdominal wall, but because the motion pivots about the abdominal wall, it's really hard to do surgery. So, that's where legacy surgical robots come in. These systems are $2,000,000 and require dedicated operating rooms, but on top of all of that they still pivot about the abdominal wall. So, they had a wrist, which helps with suturing, but the surgeon needs to still learn how to create the motion - the kinematic profile of the robot for every procedure that they perform.

That's why, you know, it's so important to us to have taken a step back, as we spent the last 7 years reinventing the way surgical robotics work and actually designed these decoupled actuators that allow us to insert all of the robotic motion - 9 degrees of freedom per arm plus 3 degrees of freedom in the camera, wrists, elbows and shoulders of the surgeon - all inside the abdomen through this single incision that's a normal minimally invasive surgical-sized incision.

It's a tremendous difference for the patient, but also for the surgeon in the hospital, where now they don't need to learn how to set up such a complex system.

Brian Sozzi (00:03:53):

Adam, to be fair, I was watching some of the images on the screen, and, like, well, I'm not so sure if I want a robot trying to fix my broken finger or leg. Is that one of the biggest - that perception - is that one of the biggest roadblocks you have to overcome in your journey as a public company?

Adam Sachs (00:04:10):

I would say it's been one of the things that has to be overcome for surgical robots. But, you know, we're fortunate to have some competitors in the field that have already paved this pathway - already proven the capability and safety of surgical robots, but, due to a number of constraints and limitations, have failed to gain over 20 years, more than about 3% market adoption.

So, we have this incredible opportunity. The pathway has, you know, already been paved, and surgical robots already have a place in the operating room today and have proved that they can be safe.

Myles Udland (00:04:47):

And, you know, Adam. Just finally, you guys flagged a couple of procedures, you know, hernias, gallbladder procedures, that are kind of the initial entry point for your markets. How much are you thinking about just getting those handful of procedures down before you move into other areas? And I guess another way of asking, like, I'm assuming if I ever go in for brain surgery, it's going to be a long time before a robot is kind of working inside my head.

Adam Sachs (00:05:10):

Yeah, we're, I mean, we are starting with those handful of procedures that are outlined in the presentation, ventral hernia being the first procedure. It's one of the reasons that we're so excited to have BD [Becton Dickinson], you know, the world leader in hernia repair products joining in in the PIPE in this investment and partnering with us long term for the future of our both of our companies.

But, you know, these are just stepping stones to the rest of the market. I mean, they're both incredible, you know, multi-billion dollar markets that we’re incredibly excited to have an actual clinical benefit, or, for really the first time in surgical robotics history, around this large segment of the market. But at the same time, you know, within a year we'll be launching tool after tool and indication after indication and greatly expanding our market outside of that, targeting essentially all other abdominal procedures within a few years including gynecology, urology and general surgery. I mean, you are right to assume that, you know, the brain surgery is further away on our path today.

Brian Sozzi (00:06:11):

Interesting stuff, looking forward to following your journey. Vicarious Surgical's co-founder and CEO, Adam Sachs. Thanks for joining us today.

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Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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